Free Writing Prospectus
Filed on June 10, 2009
Pursuant to Rule 433
Registration No. 333-147796
Vulcan Materials Company
June 10, 2009
FOR IMMEDIATE RELEASE
Investor Contact: Mark Warren (205) 298-3220
Media Contact: David Donaldson (205) 298-3220
Vulcan Materials to Enhance Financial Flexibility
Company to Offer 11.5 Million Shares of Common Stock in Public Equity Offering
Plans to Reduce Future Quarterly Dividend to $0.25
Actions Will Reduce Debt, Strengthen Credit Profile and Provide New Opportunities
for the Long Term
Birmingham, Alabama — June 10, 2009 — Vulcan Materials Company (NYSE:VMC), the nation’s largest producer of construction aggregates, today announced that it intends to offer 11.5 million shares of common stock in an underwritten public equity offering. At yesterday’s closing price, this offering would yield gross proceeds of approximately $500 million. In addition, the Company plans to reduce its quarterly dividend, effective for the third quarter 2009, to $0.25 from $0.49 per share, which will increase cash available to the Company by approximately $100 million annually.
The Company will offer, subject to market conditions, up to 11.5 million shares of common stock in an underwritten registered public offering. In connection with this offering, the Company intends to grant the underwriters an option to purchase up to an additional 15 percent of the number of shares sold in the offering. The Company will use the capital raised through the equity offering for debt reduction and other corporate purposes, enhancing flexibility for strategic investments in organic and bolt-on growth opportunities. After giving effect to the offering, the Company’s total debt to total capital ratio would equal 44 percent, down from 50 percent as of March 31, 2009. Goldman, Sachs & Co., Merrill Lynch & Co., J.P.Morgan and Wachovia Securities will act as the joint book-running managers of the offering.
“Today’s actions will position Vulcan to participate more effectively in the nation’s economic recovery, while addressing the effects of the current prolonged recession,” said the Company’s Chairman and Chief Executive Officer Don James. “While our current liquidity is adequate to address our needs, the actions announced today will create further opportunities for Vulcan and will realign our capital structure for the long term.
“Vulcan has a long history of returning cash to shareholders, having paid a dividend every year since becoming a public company in 1956. Reducing our dividend in this adverse economic environment allows Vulcan to maintain a strong balance sheet while providing our shareholders with a competitive dividend yield.”

June 10, 2009
FOR IMMEDIATE RELEASE
Investor Contact: Mark Warren (205) 298-3220
Media Contact: David Donaldson (205) 298-3220
Outlook
In conjunction with today’s announced actions, the Company updated its outlook for 2009. Aggregates shipments in the second quarter are expected to be 27 to 32 percent lower than the prior year’s second quarter due to weak demand and unusually wet weather in key markets. Second quarter aggregates prices are anticipated to increase 4 to 5 percent from the prior year. Shipments in the second half of 2009 are expected to decline from the second half of 2008, but second half comparisons should improve over first half comparisons as the result of more normal weather patterns and the initial impacts of federal stimulus funds. The Company now expects 2009 full year aggregate shipments, including some projected incremental demand in the second half of 2009 from the stimulus plan, to decline 17 to 20 percent from 2008 levels. Full year aggregates prices should increase 4 to 5 percent from the 2008 levels, reflecting stable price growth.
As a result, the Company estimates that second quarter earnings from continuing operations will be in the range of $0.15 to $0.30 per diluted share. For the second half of 2009, the Company estimates earnings of $0.85 to $1.00 per share, compared to 2008 second half earnings of $0.65 per share. Full year earnings from continuing operations are expected to be in the range of $0.70 to $1.00 per diluted share. These estimates do not include the impact of the proposed equity issuance.
For the full year 2009, capital spending is expected to be approximately $175 million, down sharply from the $353 million spent in 2008. Debt reduction and achieving the Company’s target debt ratio of 35 to 40 percent remain a priority use of cash flows, including the funds generated by the actions announced today. The Company now expects to reduce total debt by approximately $700 million during 2009.
Commenting on the Company’s outlook for 2009, Mr. James stated, “While we are clearly continuing to feel the effects of the recession, the Company has been focused on managing costs and driving profitability in the current environment, and believes that it is well positioned to benefit as the construction cycle turns. We believe that the combination of continued federal stimulus spending in 2010, 2011 and 2012, along with renewal of the multi-year federal highway bill, some recovery for housing in 2011, and some late-cycle recovery in non-residential construction, will translate into substantial growth in aggregates shipments through 2013. In summary, the actions announced today will enhance our ability to participate fully in activity generated by increased infrastructure spending by federal, state and local governments and in the overall economic recovery.”
About Vulcan Materials Company
Vulcan Materials Company, a member of the S&P 500 Index, is the nation’s largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

June 10, 2009
FOR IMMEDIATE RELEASE
Investor Contact: Mark Warren (205) 298-3220
Media Contact: David Donaldson (205) 298-3220
Caution Concerning Forward-Looking Statements
Certain matters discussed in this release, including expectations regarding future performance, contain forward-looking statements that are subject to assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received under the 5CP earn-out contained in the agreement for the divestiture of the Company’s Chemicals business; the Company’s ability to secure and permit aggregates reserves in strategically located areas; the Company’s ability to manage and successfully integrate acquisitions; risks and uncertainties related to the Company’s acquisition of Florida Rock Industries, Inc., including the ability to successfully integrate its operations and to achieve the anticipated cost savings and operational synergies; the possibility that business may suffer because management’s attention is diverted to integration concerns; the impact of the global financial crisis on our business and financial condition; the Company’s ability to estimate the timing and magnitude of construction spending related to the economic stimulus plan; the Company’s ability to complete successfully the announced common stock offering; and other assumptions, risks and uncertainties detailed from time to time in the Company’s SEC reports, including the report on Form 10-K for the year. Forward-looking statements speak only as of the date hereof, and the Company assumes no obligation to publicly update such statements.

This Free Writing Prospectus which supplements the Preliminary Prospectus Supplement to the Prospectus dated June 10, 2009 (the “Preliminary Prospectus Supplement”) should be read together with the Preliminary Prospectus Supplement relating to Vulcan Materials Company’s public equity offering of 11.5 million shares of common stock.
The Preliminary Prospectus Supplement will be filed pursuant to Rule 424(b) with the Securities and Exchange Commission and will be available at EDGAR at www.sec.gov.
Vulcan Materials Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents we have filed with the Securities

June 10, 2009
FOR IMMEDIATE RELEASE
Investor Contact: Mark Warren (205) 298-3220
Media Contact: David Donaldson (205) 298-3220
and Exchange Commission for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR at www.sec.gov. Alternatively, we, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Goldman, Sachs & Co. at 1-866-471-2526, Merrill Lynch & Co. at 1-866-500-5408, J.P.Morgan at 1-718-242-8002 (call collect) or Wachovia Securties at 1-800-326-5897.